EXHIBIT 4.16

SEVERANCE COMPENSATION AGREEMENT

AGREEMENT, dated as of September 6, 2006, between UNILENS CORP. USA, a Delaware corporation, UNILENS VISION INC., a Vancouver corporation (collectively, the “Company”), and KELLY McKNIGHT-GOELZ(“Executive”).

W I T N E S S E T H :

WHEREAS, Executive is a key employee of the Company’s subsidiary, Unilens Corp., USA, holding the offices of Vice President of Sales and Marketing, and has made, and is expected to continue to make, a significant contribution to the performance and growth of the Company;

WHEREAS, the Company, as a publicly-traded corporation, may be the target of a tender offer and, in any event, the Board of Directors of the Company may, from time to time consider proposals for the merger of the Company with a third party, the disposition of the Company’s assets or the acquisition by a third party of the Company’s common stock;

WHEREAS, the Board of Directors has determined that the uncertainty raised by the possibility of such transactions may distract or cause the departure of its key employees to the detriment of the Company and its stockholders;

WHEREAS, the Board of Directors has determined that the continued service of Executive is in the best interest of the Company and its stockholders and, accordingly, wishes to assure such continued service by providing Executive with certain rights as to compensation in the event of the occurrence of a transaction described above; and

WHEREAS, the Board of Directors believes that the grant of such rights to Executive shall help assure her continued employment and dedication to her duties

NOW, THEREFORE, in consideration of the mutual agreements set forth below, the parties agree as follows:

1. Definition of a Change-in Control. For purposes of this Agreement, a “Change in-Control” shall be deemed to have occurred if (a) there shall be consummated (i) any consolidation or merger of the Company in which the Company is the continuing or surviving corporation or pursuant to which shares of the Company’s Common Stock would be converted into cash, securities or other property, other than a merger of the Company in which the holders of its Common Stock immediately prior to the merger have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the merger, or (ii) any sale lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company, (b) the stockholders of the Company shall approve any plan or proposal for the liquidation or dissolution of the Company (iii) any other change in control of the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A under the Exchange Act or any other event or transaction that is declared by resolution of the Company’s Board of Directors to be a Change in Control.

2. Executive’s Rights on a Change-in-Control. If a Change in Control occurs:

2.1 the Company shall pay to Executive, in a single lump sum payment made not later than 10 days after the date of any public announcement respecting such Change-in-Control by the Company or any other party involved therein (the “Change-in-Control Date”), an amount equal to one times Executive’s annual salary in effect immediately prior to such change- in-control (Executive’s current annual salary is $80,000); and

2.2 Any UVI stock options then held by Executive which are not fully vested as of the Change in Control Date shall automatically become fully vested.

The foregoing shall apply whether or not Executive’s employment with the Company continues after the Change-in-Control Date. If, thereafter, Executive’s employment with the Company is terminated by the Company or by Executive, for any reason, with or without cause, or due to Executive’s death or physical or mental disability or incapacity, in addition to any other payments or benefits to which Executive may then be entitled, the Company shall pay to Executive, to the extent then unpaid, and not later than 10 days after the date of such termination, (i) any amounts earned by Executive through the Effective Date as salary or under any bonus program or arrangement involving Executive and (ii) all amounts then owed to Executive for expense reimbursement in accordance with the Company’s then effective policies and procedures relating to expense reimbursement.

3. Executive’s Rights Prior to a Change-in-Control. If, prior to the occurrence of a Change-in-Control, (i) the Company terminates Executive’s employment for any reason other than for cause (as defined in Section 4), (ii) Executive dies or (iii) Executive, due to physical or mental disability or incapacity, is unable to substantially perform her duties to the Company for a period of 30 consecutive days or more, the Company shall pay to Executive, in a single lump sum payment made not later than 10 days after the date of such termination, an amount equal to one times Executive’s annual salary in effect immediately prior to such termination.

4. Definition of Cause. A termination of Executive’s employment shall be deemed to be for “cause” only if it is based on one or more of the following grounds: (i) Executive’s willful and repeated refusal, after written notice thereof, to perform specific directives of the Company’s Chief Executive Officer, when such directives are consistent with law and the scope and nature of Executive’s duties and responsibilities to the Company, (ii) after written warning, continuing neglect or willful misconduct in the performance of her duties, (iii) material breach of Sections 6, (iv) conviction for a felony or any other crime involving moral turpitude or fraud or (v) repeated drunkenness or illegal use of drugs which interferes with the performance of her duties under this Agreement and which continues after a warning.

5. Term. The term of this Agreement shall commence on the date of this Agreement and shall continue until the occurrence of a Change-in-Control and for one year thereafter.

6. Confidentiality.

6.1 General. Executive agrees and acknowledges that, as a result of her employment with the Company, (i) she shall necessarily become informed of, and have access to, confidential information of the Company, including, without limitation, trade secrets, marketing plans and information, pricing information, identity of actual and prospective clients and customers, developments, inventions, processes, formulae, designs, know how and technology, whether in written, digital or other form (together, “Confidential Information”) and (ii) all such Confidential Information, even though it may have been or may be developed or otherwise acquired by Executive, is the exclusive, valuable property of the Company to be held by Executive in a fiduciary capacity and solely for the Company’s benefit.

6.2 Non-Disclosure. Executive shall not at any time, either during or subsequent to her employment hereunder, reveal, report, publish, transfer or otherwise disclose to any person or other entity, or use, any of the Confidential Information, without the written consent of the Company’s Chief Executive Officer or its Board of Directors, except for use on behalf of the Company in connection with its business, and except for such information that legally and legitimately is or becomes of general public knowledge from authorized sources other than Executive or which Executive is required by law or judicial process to disclose (but only to the extent required to be so disclosed).

6.3 Return of Materials. On the termination of her employment for any reason, Executive shall promptly deliver to the Company all material and media containing any Confidential Information which are in Executive’s possession or control.

6.4 Remedies and Survival. Because the Company would not have an adequate remedy at law to protect its business and its interest in its trade secrets, proprietary or confidential information and similar commercial assets from any breach of the provisions of this Section 6, it shall be entitled, in the event of such a breach or threatened breach thereof by Executive, to injunctive relief, in addition to such other remedies and relief that would be available to the Company. In the event of such a breach, in addition to any other remedies, the Company shall be entitled to receive from Executive payment of, or reimbursement for, its reasonable attorneys’ fees and disbursements incurred in enforcing any such provision. The provisions of Sections 6 and 11 shall survive any termination of this Agreement.

7. Entire Agreement; Amendments; No Waivers. This Agreement sets forth the entire understanding of the parties with respect to its subject matter and merges and supersedes all prior understandings of the parties with respect to its subject matter. No provision of this Agreement may be waived or modified, in whole or in part, except by a writing signed by each of the parties. Failure of any party to enforce any provision of this Agreement shall not be construed as a waiver of its rights under such or any other provision. No waiver of any provision of this Agreement in any instance shall be deemed to be a waiver of the same or any other provision in any other instance.

8. Communications. All notices, consents and other communications given under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered by hand or by FEDEX or a similar overnight courier to, (b) five days after being deposited in any United States post office enclosed in a postage prepaid registered or certified mail envelope addressed to, or (c) when successfully transmitted by facsimile (with a confirming copy of such communication to be sent as provided in (a) or (b) above) to, the party for whom intended, at the address or facsimile number for such party set forth below, or to such other address or facsimile number as may be furnished by such party by notice in the manner provided herein; provided, however, that any notice of change of address or facsimile number shall be effective only upon receipt.

If to the Company: Unilens 10431 72nd Street North Largo, Florida 34647-1511 Att.: Chief Executive Officer Fax No.: (727) 545-1883	If to Executive: Kelly McKnight-Goelz 10431 72nd Street North Largo, Florida 33777-1511 Fax No.: (727) 545-1883

9. Successors and Assigns. This Agreement shall be binding on, enforceable against and inure to the benefit of, the parties and their respective successors and permitted assigns, and nothing herein is intended to confer any right, remedy or benefit upon any other person. Neither party may assign its rights or delegate its obligations under this personal Agreement without the express written consent of the other, except that the Company may assign this Agreement to any successor to its business.

10. Governing Law. This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of Florida applicable to agreements made and fully to be performed in such state, without giving effect to conflicts of law principles.

11. Severability and Savings Clause. If any provision of this Agreement is held to be invalid or unenforceable by any court or tribunal of competent jurisdiction, the remainder of this Agreement shall not be affected thereby, and such provision shall be carried out as nearly as possible according to its original terms and intent to eliminate such invalidity or unenforceability. In this regard, the parties agree that the provisions of Section 6, including, without limitation, the scope of the territorial and time restrictions, are reasonable and necessary to protect and preserve the Company’s legitimate interests. If the provisions of Section 6 are held by a court of competent jurisdiction to be in any respect unreasonable, then such court may reduce the territory or time to which it pertains or otherwise modify such provisions to the extent necessary to render such provisions reasonable and enforceable.

12. Counterparts and Construction. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Headings used in this Agreement are for convenience only and shall not be used in the interpretation of this Agreement. References to Sections are to the Sections of this Agreement. As used herein, the singular includes the plural and the masculine, feminine and neuter gender each includes the others where the context so indicates.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first set forth above.

UNILENS CORP. USA

By	/s/ Alfred W. Vitale
Alfred W. Vitale
President

UNILENS VISION INC.

By	/s/ Alfred W. Vitale
Alfred W. Vitale
Chief Executive Officer

By	/s/ Kelly McKnight_Goelz
Kelly McKnight_Goelz
Executive